                                                                                         EXHIBIT 23.2

[LETTERHEAD OF KPMG LLP]

Consent of Independent Registered Public Accounting Firm

The Board of Directors

First Charter Corporation:

We consent to the use of our reports dated February 28, 2005, with respect to the consolidated balance sheets of First Charter Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference.

/s/ KPMG LLP

Charlotte, North Carolina

February 24, 2006